

Mail Stop 3561

June 24, 2008

Mr. Douglas R. Waggoner
Chief Executive Officer
Echo Global Logistics, Inc.
600 West Chicago Avenue, Suite 750
Chicago, IL 60610

Re: Echo Global Logistics, Inc.
        Amendment No. 1 to Registration Statement on Form S-1
        File No. 333-150514
        filed on June 9, 2008

Dear Mr. Waggoner,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 5. However, your disclosure continues to include marketing-type language and industry jargon which are not appropriate for prospectus disclosure. Please revise further to remove marketing language and industry jargon. In addition, remove or revise opinion statements that are currently presented as facts, such as your assertion that "[o]ur technology-driven, transportation and logistics services are superior to traditional outsourcing models."

Douglas R. Waggoner
Echo Global Logistics, Inc.
June 24, 2008
Page 2

Prospectus Summary, page 1

2. Please move the dealer prospectus delivery obligation currently appearing on page 5 of the summary to the outside back cover page of the prospectus.

Our industry is subject to seasonal fluctuations…, page 15

3. We note your response to prior comment 27. Please revise your prospectus to include the information contained in this response.

Dilution, page 26

4. We note your response to our prior comment 29, but do not believe you have been fully responsive. As previously requested, please disclose in your "Dilution" section how you calculated or determined the total number of shares purchased by your existing shareholders and the total consideration paid by these shareholders as reflected in the table on page 27. Additionally, as part of your response, please demonstrate how the information in your response to our prior comment 29, reconciles with the information on page 92.

Acquisition of Mountain Logistics, page 29

5. We note your response to prior comment 30. Please disclose the actual performance targets that must be achieved for the additional $6.45 million in cash to become payable and the 550,000 shares of unvested common stock to vest. Similarly, please revise "Acquisition of Bestway Solution LLC" to disclose the performance targets that must be achieved for the additional $303,000 to become payable.

Business, page 46

6. We note your response to prior comment 34. Please further revise your disclosure on page 54 to disclose the amount spent during each of the last three fiscal years on research and development. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Enterprise Clients, page 56

7. Revise to quantify the amount of your business potentially subject to cost savings payments by you.

Enterprise Client Case Study, page 57
Transactional Client Case Study, page 56

8. We note your revisions in response to prior comment 39. However, we remain concerned that your disclosure gives investors the impression that certain results are guaranteed or that the subject results are typical. Please remove the case studies.

Financial Statements

Note 4. Acquisitions, page F-12

9. We note your response to our prior comment 53. The disclosure in Note 4, which indicates that 550,000 shares of unvested common stock may vest contingent upon the achievement of certain performance measures by or prior to May 31, 2012 continues to be inconsistent with the disclosure in footnote (14) to the table on page 91 which indicates that these shares have been issued subject to the Company's right to repurchase the shares if certain performance targets are not satisfied by May 31, 2010. As previously requested in our prior comment 53, please reconcile and revise these disclosures.

Note 12. Stockholders' / Members' Deficit, page F-19

Series A Common Stock, page F-19

10. We note your response to our prior comment 56, but do not believe you have been fully responsive to our prior comment. As previously requested, please disclose in the notes to the financial statements your relationship with the holders of the 3,381,295 shares of series A common stock prior to the redemption of these shares, explain how the redemption price to re-acquire these shares was determined, and why it exceeded the price received by the company for other common shares issued in 2005 and 2006. Additionally, disclose in the notes to the financial statements if the holders of the series A common stock prior to redemption (the holders) were employees, directors or outside vendor / service providers of the company. Also, disclose why no compensation expense was recognized. Your disclosure should be similar to your response to our prior comment 56.

Series B Preferred Shares, page F-19
Series D Preferred Shares, page F-20

11. We note your response to our prior comment 58, but do not believe your revised disclosure in response to our prior comment 58 is fully responsive to our comment. As previously requested, please provide complete and clear disclosure

of your accounting treatment related to the conversion feature for the Series B and D preferred shares. Your revised disclosures should be presented in a level of detail similar to your response to our prior comment 58.

Series D Preferred Shares, page F-20

12. We note your response to our prior comment 59, but do not believe you have been fully responsive. As previously requested, please <u>disclose</u> in the notes to your financial statements the method(s) and assumptions used in estimating the series D preferred share value of $2.78 and factors or differences in rights and privileges that contributed to the series D preferred per share value of $2.78 being greater than the common stock per share fair value of $0.77 as of June 30, 2006. Additionally, please <u>disclose</u> in the notes to your financial statements the nature of your relationship with NEA and the Nazarian family. Also, explain in a note to your financial statements if there are any related parties that hold an ownership interest in NEA or the entities used by the Nazarian family to invest in the series D preferred shares and the respective ownership percentages of each related party, if any.

Stock Based Compensation and Other Equity transactions, page 92, F-5 and F-24

13. We note your response to our prior comment 60. Similar to your disclosure on page 34 and your response to our prior comment 60, please disclose on page F-25 that the fair value of your common stock for the three month ended March 31, 2008, the third quarter of 2007 and the six month ended June 30, 2007 was determined by a contemporaneous valuation prepared by management. See paragraphs 179 of the AICPA Guide "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" for guidance.

14. Also, in your MD&A section on page 34, please disclose the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist for the three month ended March 31, 2008, the third quarter of 2007 and the six month ended June 30, 2007.

Note 13. Earnings (Loss) Per Share
Pro Forma Earnings Per Share

15. Please revise the introductory paragraph to Note 13 to indicate that only pro forma earnings per share for 2007 have been adjusted for the number of shares whose proceeds will be required to pay for the accrued preferred stock dividends. Note 6. to your interim financial statements should be similarly revised with regards to the pro forma earnings per share amounts for the three months ended March 31, 2008. In addition, please revise to disclose pro forma earnings per

share for the three months ended March 31, 2008 on the face of the Company's consolidated statement of operations.

Note 17. Related Parties, page F-27

16. We note your response to our prior comment number 65 but do not believe the revisions made to your financial statements were fully responsive to our prior comment. As requested in our prior comment, please revise Note 17 to explain how you valued and accounted for the 500.000 shares of common stock and the 200,000 options that were sold or issued to Holden Ventures during 2007.

17. We note your response to our prior comment number 66. Please revise Note 17 to explain how you valued the 150,000 shares of common stock issued to acquire certain assets of SelecTrans in March 2007.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda McManus
Branch Chief

cc: Steven J. Gavin, Esq. (*via facsimile*)
         Winston & Strawn LLP
         (312) 558-5700